SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                        Commission File Number 000-53260


                           NOTIFICATION OF LATE FILING


      (Check One): [_] Form 10-K [_] Form 11-K [_] Form 20-F [X] Form 10-Q
                                 [_] Form N-SAR

               For Period Ended: December 31, 2010

     [_] Transition Report on Form 10-K

     [_] Transition Report on Form 20-F

     [_] Transition Report on Form 11-K

     [_] Transition Report on Form 10-Q

     [_] Transition Report on Form N-SAR

          For the Transition Period Ended:

     Read attached instruction sheet before preparing form. Please print or type.

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:



                                     PART I
                             REGISTRANT INFORMATION


US Dataworks, Inc.
--------------------------------------------------------------------------------
Full Name of Registrant


--------------------------------------------------------------------------------
Former Name if Applicable

One Sugar Creek Center Boulevard; 5th Floor
--------------------------------------------------------------------------------
Address of Principal Executive Office (Street and Number)

Sugar Land, Texas 77478
--------------------------------------------------------------------------------
City, State and Zip Code



                                     PART II
                             RULE 12b-25(b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

    | (a)   The reasons described in reasonable detail in Part III of this form
    |       could not be eliminated without unreasonable effort or expense;
    |
    | (b)   The subject annual report, semi-annual report, transition report on
    |       Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or
[X] |       portion thereof, will be filed on or before the 15th calendar day
    |       following the prescribed due date; or the subject quarterly report
    |       or transition report on Form 10-Q, or portion thereof, will be filed
    |       on or before the fifth calendar day following the prescribed due
    |       date; and
    |
    | (c)   The accountant's statement or other exhibit required by Rule
    |       12b-25(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

     State below in reasonable detail why the Form 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR or the transition report portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed)

The Registrant is unable to file its Quarterly Report on Form 10-Q for the quarter ended December 31, 2010 (the "Report") within the prescribed time period. As previously reported in the Registrant's Current Report on Form 8-K filed with the Commission on January 27, 2011, the Registrant is in the process of amending and restating its financial statements to be contained in amendments to the Registrant's Annual Report on Form 10-K for the year ended March 31, 2010, the Registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 2010 and the Registrant's Quarterly Report on Form 10-Q for the quarter ended September 30, 2010 (the "SEC Amendments"). The Registrant must file the SEC Amendments prior to filing the Report. The Registrant has experienced delays in finalizing the SEC Amendments that could not have been eliminated without unreasonable effort or expense. The Registrant intends to file the SEC Amendments and the Report on or prior to the fifth calendar day following the prescribed due date for the Report.




                                     PART IV
                                OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

            Charles E. Ramey            281               504-8000
                 (Name)             (Area Code)      (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                                 [x] Yes  [_] No

Please note, however, that the SEC Amendments discussed above have not yet been filed.

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                                 [x] Yes  [_] No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Based on the results of the quarterly review to date, the Registrant expects the following variances in the results of operations for the three months ended December 31, 2010 as compared to the results of operations for the three months ended December 31, 2009:

      o Revenue for three months ended December 31, 2010 will be approximately 5.3% less than the revenue for the three months ended December 31, 2009.
      o Gross profit for the three months ended December 31, 2010 will be approximately 4.6% less than the gross profit for the three months ended December 31, 2009.
      o Operating expenses for the three months ended December 31, 2010 will be approximately 10.7% less than operating expenses for the three months ended December 31, 2009.
      o Income from operations for the three months ended December 31, 2010 will be approximately 19% more than the income from operations for the three months ended December 31, 2009.
      o Net income for the three months ended December 31, 2010 will be approximately 202% more than the net income for the three months ended December 31, 2009.

                               US Dataworks, Inc.
                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date:    February 15, 2011                      By   /s/ Charles E. Ramey
                                                     Chief Executive Officer


          INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.


                                    ATTENTION

     Intentional misstatements or omissions of fact constitute Federal Criminal Violations (see 18 U.S.C. 1001).